

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2020

Barry Silbert
Chief Executive Officer
Grayscale Investments, LLC
250 Park Avenue South
New York, NY 10003

  Re: Grayscale Ethereum Trust (ETH)
    Form 10-12G
    Filed August 6, 2020
    File No. 000-56193

Dear Mr. Silbert:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed August 6, 2020

Summary, page 4

1. In response to comment 2 you indicate that the factors regarding the variance between the value of the Shares and the Trust's Digital Asset Holdings per Share are disclosed in what the Sponsor believes to be descending order of significance. However, these factors are not disclosed consistently in the document. Please tell us what you believe to be the order of significance.

Recent Sales of Unregistered Shares, page 82

2. We note your response to comment 6. In your next response letter, please tell us in greater detail the nature of any material relationships which the investors had with the registrant either in connection with or in addition to the private placements. In this regard, we note that your response appears to provide information regarding "any material pre-

existing relationships between the Authorized Participant and investors of the Trust that are trading counterparties of the Authorized Participant or borrowing counterparties of an affiliate of the Authorized Participant."

<u>Transfer Restrictions, page 84</u>

3. Please revise your disclosure throughout the document to explain the expected effects of a shortened holding period on the price of the Shares and the market for the Shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance